



Annual Report

## About the Company

Stoneridge, Inc. is a leading independent designer and manufacturer of highly engineered electrical and electronic components, modules and systems for the automotive, medium- and heavy-duty truck, agricultural and off-road vehicle markets. Based in Warren, Ohio, the Company has 14 facilities in North America, 11 in Europe and four in South America.

The Company designs, engineers and manufactures electrical and electronic products in four groups – the four elements of every vehicle's electrical system. Stoneridge has a significant market presence in each of the four product groups and a distinct ability to combine those technologies and products to bring integrated systems and modules to the market.

## Stoneridge's four product groups are:

- Control devices
- Sensors
- Electronics for vehicle management
- Power and signal distribution

For more information, visit ***www.stoneridge.com.***

## Financial Highlights

In thousands, except per share data

| | 2001 | 2000 |
|---|---|---|
| Net sales | $584,468 | $667,192 |
| Operating income | $ 35,495 | $ 75,166 |
| Basic and diluted net income per share | $ 0.13 | $ 1.46 |
| Working capital | $ 46,399 | $ 80,069 |
| Total assets | $666,843 | $696,995 |
| Long-term debt | $249,720 | $296,079 |
| Shareholders' equity | $259,607 | $262,186 |

## Contents


**1** Letter to Shareholders

**4** Stoneridge At a Glance

**6** Management's Discussion and Analysis

**10** Five-Year Financial Summary

**11** Consolidated Balance Sheets

**12** Consolidated Statements of Income

**13** Consolidated Statements of Cash Flows

**14** Consolidated Statements of Shareholders' Equity

**15** Notes to Consolidated Financial Statements

**23** Report of Independent Public Accountants

**24** Corporate Information

## Dear Fellow Shareholders:

*Last year, we told you 2000 was the most challenging year in our Company's recent history. But little did any of us know what we would face in 2001.*

2001 was marked by the tragic terrorist attacks of September 11 and the first major recession in a decade. More specific to Stoneridge was the significant decline in vehicle production volumes in our markets – automotive and commercial vehicles. The downturn that began in late 2000 intensified as we moved through 2001. After many years of increasing unit volume growth, 2001 was a harsh reminder that we are in a cyclical industry.

**2001 in Review**

Our revenue for 2001 was $585 million, approximately a 12 percent decline from 2000. The decline in revenue was consistent with the decline in production volumes, delayed vehicle launches by our customers, and our business mix. Revenue from new product launches only partially offset the declines.

Our earnings for 2001 were impacted by the decrease in revenue, increased product development spending for awarded new business, customer price reduction demands, new product launch costs, and certain one-time expenses for capacity rationalization. Throughout 2001, we continuously attempted to adjust our variable cost structure to match our customers' declining production volumes. Today, we have approximately 15 percent fewer employees than we had at the end of 2000. In addition, all discretionary expenses have been under intense scrutiny and senior executive incentive compensation was eliminated for 2001. These actions enabled Stoneridge to earn $0.13 per share for the year despite the decline in revenue.

*Significant new product awards were received in the areas of vehicle occupant safety systems, high-pressure sensors, and commercial vehicle instrumentation and information systems.*

We entered 2001 with an intensified focus on cash flow. EBITDA for 2001 was $65 million, which reflects the declines in revenue and operating income discussed above. Our response to this decline was to limit capital expenditures primarily to those necessary for the launch of new products. We also created additional cash flow by improving our working capital efficiency. These actions provided us the liquidity to meet our financial obligations without curtailing our product development efforts.

During 2001, we received new business awards totaling more than $130 million of annualized revenue to be realized in 2003 and beyond. The awarded new business is spread across all of our product families (control devices, sensors, electronics, and power and signal distribution) and throughout our global footprint. Significant new product awards were received in the areas of vehicle occupant safety systems, high-pressure sensors, and commercial vehicle instrumentation and information systems. We believe the magnitude of these awards is clear evidence that we are maintaining our competitive advantage and that our products and capabilities remain commercially relevant. In light of these significant internal growth opportunities, we continue to de-emphasize acquisitions.

Our new product backlog is very strong and requires increasing levels of development and launch investment. As a result, we are forecasting revenue growth over the next several years. In addition, we have begun to realize the efficiency, productivity and quality benefits of our lean manufacturing and Six Sigma initiatives. For these reasons, we are very optimistic about our future when the business cycle turns more favorable.



**Cloyd J. Abruzzo** *President and Chief Executive Officer*



## Managing Through the Cycle

Starting in late 2000, Stoneridge began a major cultural change. After many years of consistent and profitable growth, we faced a major cyclical downturn in our served markets. We were required to shift from a growth-oriented culture to one of cyclical contraction. The industry-wide economic downturn brought with it severe financial pressure. Stoneridge management responded swiftly but rationally to not unwittingly erode the Company's competitive position in the process of addressing the downturn. We did not overreact to the economic conditions; instead, we seized the opportunity to refocus our strategy and selectively alter our cost structure. **This was the time to position the Company operationally and financially to prosper in the next industry upturn.**

During 2001, we made highly selective cuts designed to realign our capacities and cost structures to reflect the cyclical changes occurring in the industry. We eliminated excess capacity in our power distribution division. Our European electronics business was restructured to improve its competitive position in certain products. Employment levels were reduced across all divisions, proportionate to the corresponding reduction in revenue. Senior executive incentive compensation was eliminated. All other discretionary operating expenses were minimized.

The industry ended 2001 with a high degree of uncertainty. The outlook for 2002 is for a sharp, year-over-year decline in industry production volumes. As a result, we have found it absolutely necessary to expand our cost containment efforts in 2002. Our Company and its management team are committed to year-over-year improvement in operating profits and cash flow.

We have begun 2002 with an expansion of the cuts initiated in 2001. We believe these austerity measures, including suspending wage and salary increases as well as all corporate 401(k) and profit-sharing contributions in 2002, while unprecedented in our Company's history, are necessary to maneuver Stoneridge through the cyclical downturn and preserve our long-term competitive position. We acknowledge the sacrifices being made by our employees and value their cooperation during this period. We fully intend, as economic conditions improve, to return to more normalized business practices.

*We have the confidence to look beyond the current economic environment to the inevitable upturn and position Stoneridge accordingly.*

The cuts we have made are necessary and painful, but they do not damage the "heart" of our business. We remain committed to growth and continue to invest our resources in future product development for awarded new business. We have the confidence to look beyond the current economic environment to the inevitable upturn and position Stoneridge accordingly. We clearly view the current industry-wide downturn as the result of cyclicality rather than long-term structural weakness.

## Looking Further Ahead

In the midst of a major economic downturn, it can be somewhat difficult to focus on opportunities. It is tempting to make wholesale cuts to the entire business and manage solely to maximize short-term earnings. It is far more difficult to maintain a committed, disciplined and focused strategy. Weak economic times create opportunities for future competitive advantage for companies that recognize them. **We recognize the opportunities and plan to take advantage of them!**

*Since 1999, we have won more than $365 million in new business awards, much of which will take effect in 2003 and beyond.*

We acknowledge the extensive cuts we have made to our business, and, more importantly, we see the opportunities of the upturn. We believe we will be in position to prosper from that upturn, with operating returns on sales and investment more in line with our historical trends.

We believe strongly in our strategy, that it is very commercially viable. Stoneridge has the global resources and capabilities, through its products and services, to deliver the value customers expect. We continue to be a technology-driven company with leadership positions in key product areas – as reflected by the fact that, since 1999, we have won more than $365 million in new business awards, much of which will take effect in 2003 and beyond. We also have an increasing and distinct capability to combine our technologies and products to bring integrated systems and modules to the market. These factors will help us persevere through the downturn and emerge from it stronger than ever.

Given current economic conditions, offset by the impact of new product launches, we enter 2002 expecting our sales volume to be similar to what we experienced in 2001. Despite the flat revenue, we anticipate significant improvement in operating profit and cash flow as a result of the actions discussed above.

Also, we will continue our focus on strengthening and improving our balance sheet. We recognize the need to adjust our capital structure to provide the Company with adequate resources for future growth. We are prepared to respond quickly to capital market opportunities to accomplish such adjustment.

The true measure of the character of a company and its people is how they perform under adverse economic times. We are strong only with the dedication of our employees. We appreciate the sacrifices each individual is making during the downturn. Our entire organization is focused on continuous improvement. We are confident Stoneridge will emerge from this cycle a stronger and more viable Company, with greater opportunities for all of our employees. We are anxiously anticipating our return to a growth-oriented environment.

We know 2002 will be another challenging year and we are ready for the task ahead. Looking beyond the year, we remain optimistic and enthusiastic about our Company's future. The entire Stoneridge organization is unconditionally committed to our overriding goal of creating sustainable, long-term shareholder value.

We thank our customers for their confidence and their business, our employees for making Stoneridge a world-class organization, and our shareholders for their continued support. I am confident that together we will prosper in the years to come.



**Cloyd J. Abruzzo**
*President and Chief Executive Officer*
*March* 8, 2002

**PRODUCTS:** Switches, which are used to transmit a signal to a control device that activates specific functions; and actuators, which enable users to deploy vehicle power functions


CONTROL DEVICES

**TECHNOLOGIES:** Hidden electromechanical switches for cruise control, brakes, air bags, power train function, fuel shut-off and seat track positioning • Driver-activated ergonomic switches for head lights, defrosters, heated seats and ignition • Complex actuators for power door locks, four-wheel drive and dual fuel tank valves • Switches and actuators integrated with sensors and microcontrollers to develop "smart," application-specific devices that activate automatically

**MANUFACTURING LOCATIONS:** Sarasota, Florida; Boston, Massachusetts; Canton, Massachusetts; Lexington, Ohio; Cheltenham, England; Northampton, England; Juarez, Mexico

**PRIMARY MARKETS:** Passenger car, light truck

**RECENT DEVELOPMENTS:** Launched four-wheel drive actuator for new light truck and SUV models (shift-on-demand technology) • Introduced "smart" switches for vehicle occupant safety systems, including emergency fuel pump shut-off • Consolidated plastic resin suppliers to reduce manufacturing costs • Pursuing growth opportunities in the transmission shift-by-wire concept, which integrates switch, sensing and actuation technology



**STONERIDGE** has a significant market presence in each of its four product groups and a distinct ability to combine those technologies and products to bring application-specific, high value-added, must-have products, integrated systems and modules to market. As a result, Stoneridge is able to increase its content per vehicle, offer more value to customers, and provide end users with enhanced vehicle performance – consistent with industry-wide trends focusing on vehicle safety, security, environmental performance, information management, and the general increase in electrical and electronic content per vehicle.

## TOTAL CAPABILITIES





**PRODUCTS:** Devices for monitoring and measuring the physical variables affecting vehicle performance, including temperature, low and high pressure, speed, position, and fluid level


SENSORS

**TECHNOLOGIES:** Electromechanical and solid-state electronic sensing • Sensor encapsulation technology to enable cost-cutting and miniaturization • Sensors and microcontrollers integrated with switches and to develop "smart" devices that monitor specific parameters and activate automatically • Feedback sensors for door latch and window lift systems

**MANUFACTURING LOCATIONS:** Sarasota, Florida; Canton, Massachusetts; Lexington, Ohio

**PRIMARY MARKETS:** Passenger car, light truck

**RECENT DEVELOPMENTS:** Introduced non-contact seat track position sensor to control air bag deployment during vehicle crashes • Introduced speed-bearing sensor to detect wheel speed for signal input to anti-lock brake system • Developed a high-temperature exhaust gas sensor and vapor management solenoid valves and filters to address more stringent vehicle emissions environmental regulations


ELECTRONICS
FOR VEHICLE
MANAGEMENT

**PRODUCTS:** Devices and systems that collect, store and display vehicle information. They include electronic instrument clusters, electronic control units, driver information and transportation monitoring systems, application-specific modules, power and data multiplex modules, and power conversion products

**TECHNOLOGIES:** Multiplexing for vehicle data communications • Telematic technology to integrate truck system architecture, communication and on-board diagnostics in Europe • High-performance microprocessors with embedded flash memory • Cost-effective LED back lighting for instrument displays • Commercial vehicle tachograph technology that incorporates vehicle printer technology, "smart" cards and data security

**MANUFACTURING LOCATIONS:** Manaus, Brazil; Tallinn, Estonia; Juarez, Mexico; Dundee, Scotland; Orebro, Sweden

**PRIMARY MARKETS:** Medium- and heavy-duty truck and agricultural vehicles

**RECENT DEVELOPMENTS:** Introduced new multiplex modules to be integrated into complete electrical systems for commercial vehicles • Introduced first North American commercial vehicle instrument cluster that uses high-speed data link • Launched instrumentation using specialized stepper motors for high-volume, medium-duty trucks • Introduced microprocessor-based solutions that reduce vehicle system costs • Launched heater control units for European luxury cars

## GLOBAL REACH

**STONERIDGE** has implemented lean manufacturing and Six Sigma quality principles throughout its worldwide operations. This enables the Company to be on the cutting edge of next-generation vehicle electronics technology while improving its efficiency and ability to achieve economies of scale. By design, the Company has developed a global reach, with 14 facilities in North America, 11 in Europe and four in South America. With core competencies in product innovation, systems integration and worldwide customer support, Stoneridge offers "total capabilities, global reach."

oneridge


POWER AND
SIGNAL
DISTRIBUTION

**PRODUCTS:** Systems that regulate, coordinate and direct the operation of the entire electrical system within a vehicle or compartment. Products include power distribution modules, wiring harnesses, custom connection systems and advanced multiplexed systems

**TECHNOLOGIES:** High-speed multiplexing to operate entire vehicle electrical system • Advanced processing technologies and techniques that allow data circuits to be customized for a particular vehicle and use less wiring for the electrical system • Combining printed circuit boards with a data bus connector to join data lines at a single location – a new concept in power distribution

**MANUFACTURING LOCATIONS:** Portland, Indiana; Mebane, North Carolina; Orwell, Ohio; Indaiatuba, Brazil; Chihuahua, Mexico

**PRIMARY MARKETS:** Medium- and heavy-duty truck and agricultural vehicles

**RECENT DEVELOPMENTS:** Introduced first high-speed multiplex electrical system for North American commercial vehicles • Created a "feature-based" manufacturing process to enable mass customization of wiring harnesses and complex modules for commercial vehicles • Received new business awards for steering column harnesses for luxury and other cars • Received new business awards for wiring harnesses from major farm tractor manufacturer

## RESULTS OF OPERATIONS

**YEAR ENDED DECEMBER 31, 2001**
**COMPARED TO YEAR ENDED DECEMBER 31, 2000**

### Net Sales

Net sales for the year ended December 31, 2001 decreased $82.7 million, or 12.4%, to $584.5 million from $667.2 million in 2000. Sales revenues in 2001 were unfavorably impacted by the prolonged weakness in production in the automotive and commercial vehicle markets, combined with new product launch delays and slower production ramp-ups in the next-generation vehicle, seat track position switch and fuel cutoff switch.

Sales for the year ended December 31, 2001 for North America decreased by $81.9 million to $498.0 million from $579.9 million in 2000. North American sales accounted for 85.2% of total sales in 2001 compared with 86.9% in 2000. Sales in 2001 outside North America decreased by $0.8 million to $86.5 million from $87.3 million in 2000. Sales outside North America accounted for 14.8% of total sales in 2001 compared with 13.1% in 2000.

### Cost of Goods Sold

Cost of goods sold for the year ended December 31, 2001 decreased by $46.7 million, or 9.4%, to $449.4 million from $496.1 million in 2000. As a percentage of sales, cost of goods sold increased to 76.9% in 2001 from 74.4% in 2000. The corresponding reduction in margin was primarily attributable to the continued weakness of the automotive and commercial vehicle markets, price pressures from customers, and costs related to pre-production ramp-ups and new program launches. Partially offsetting the aforementioned were cost reduction initiatives including Six Sigma and lean manufacturing.

### Selling, General and Administrative Expenses

Selling, general and administrative (SG&A) expenses, including research and development, increased by $3.6 million to $99.6 million for the year ended December 31, 2001 from $95.9 million in 2000. As a percentage of sales, SG&A expenses increased to 17.0% in 2001 from 14.4% in 2000. This increase is primarily attributable to higher design and development costs, which were required predominately to support efforts associated with awarded programs. This increase also includes $0.6 million related to costs associated with the Company's attempted offering of senior subordinated notes in the third quarter of 2001.

### Interest Expense, net

Interest expense for the year ended December 31, 2001 was $31.3 million compared with $29.5 million in 2000. Average outstanding indebtedness was $317.9 million and $331.0 million for the years ended December 31, 2001 and 2000, respectively. The cost of borrowing increased in 2001 as a result of an amended credit agreement.

### Other Expense / Income, net

Other expense was $0.3 million for the year ended December 31, 2001, and primarily consisted of equity losses of unconsolidated subsidiaries. Other income was $1.1 million for the year ended December 31, 2000, and primarily consisted of equity losses of unconsolidated subsidiaries and a gain on sale of idle fixed assets.

### Income Before Income Taxes

As a result of the foregoing, income before income taxes decreased by $42.9 million for the year ended December 31, 2001 to $3.9 million from $46.8 million in 2000.

### Provision for Income Taxes

The Company recognized provisions for income taxes of $1.0 million and $14.1 million for federal, state and foreign income taxes for the years ended December 31, 2001 and 2000, respectively. The decline in the effective tax rate to 24.4% in 2001 from 30.1% in 2000 was primarily a result of the implementation of certain tax planning strategies and non-recurring tax refunds. The effective tax rate is expected to increase in future years.

### Net Income

As a result of the foregoing, net income decreased by $29.8 million, or 91.0%, to $2.9 million for the year ended December 31, 2001 from $32.7 million in 2000.

### Year Ended December 31, 2000 Compared to Year Ended December 31, 1999

### Net Sales

Net sales for the year ended December 31, 2000 decreased by $8.0 million, or 1.2%, to $667.2 million from $675.2 million in 1999. Sales of core products increased by $13.9 million, or 2.1%, to $667.2 million during 2000 compared to $653.3 million in 1999. This increase is primarily attributable to the increase in core product sales from the 1999 acquisition of TVI Europe Ltd. (TVI) of $15.9 million, which was offset by a decrease in existing core product sales of $2.0 million, or 0.3%, compared to 1999. Contract manufacturing sales totaling $21.9 million, which were phased out during the second quarter of 1999, accounted for 3.2% of total sales for the year ended December 31, 1999. The remaining decline in sales revenues in 2000 was primarily attributable to the continuing slowdown in the North American commercial vehicle markets, as well as the downturn in the North American automotive and light-truck market that occurred during the fourth quarter.

Sales for the year ended December 31, 2000 for North America decreased by $19.4 million to $579.9 million from $599.3 million in 1999. North American sales accounted for 86.9% of total sales in 2000 compared with 88.8% in 1999. Sales in 2000 outside North America increased by $11.4 million to $87.3 million from $75.9 million in 1999. Sales outside North America accounted for 13.1% of total sales in 2000 compared with 11.2% in 1999. The increase is primarily a result of the Company's 1999 acquisitions partially offset by the impact of unfavorable foreign currency exchange rate fluctuations.

### Cost of Goods Sold

Cost of goods sold for the year ended December 31, 2000 increased by $8.8 million, or 1.8%, to $496.1 million from $487.3 million in 1999. As a percentage of sales, cost of goods sold increased to 74.4% in 2000 from 72.2% in 1999. The increase as a percent of sales was primarily attributable to material shortages and their related impact on production costs, an unfavorable shift in product mix, and costs related to pre-production ramp-ups and new program launches. In addition, unfavorable foreign currency exchange rate fluctuations contributed to this increase.

### Selling, General and Administrative Expenses

SG&A expenses increased by $5.3 million to $95.9 million for the year ended December 31, 2000 from $90.6 million in 1999. As a percentage of sales, SG&A expenses increased to 14.4% in 2000 from 13.4% in 1999. The increase is due primarily to higher development costs to support new program launches for safety-related products, including the seat track position sensor, fuel cutoff switch, and a new modular assembly program titled the next-generation vehicle. The commercial costs related to the newly acquired companies and geographical expansion also contributed to this increase.

### Interest Expense, net

Interest expense for the year ended December 31, 2000 was $29.5 million compared with $30.7 million in 1999. Average outstanding indebtedness was $331.0 million and $343.8 million for the years ended December 31, 2000 and 1999, respectively.

### Other Income, net

Other income, which primarily represented equity losses of unconsolidated subsidiaries and gain on sale of idle fixed assets, was $1.1 million for the year ended December 31, 2000 compared with $0.5 million in 1999.

### Income Before Income Taxes

As a result of the foregoing, income before income taxes decreased by $20.2 million for the year ended December 31, 2000 to $46.8 million from $67.0 million in 1999.

### Provision for Income Taxes

The Company recognized provisions for income taxes of $14.1 million and $25.9 million for federal, state and foreign income taxes for the years ended December 31, 2000 and 1999, respectively. The decline in the effective tax rate to 30.1% in 2000 from 38.6% in 1999 was primarily a result of the implementation of certain tax planning strategies and non-recurring tax refunds. The effective tax rate is expected to increase in future years.

### Net Income

As a result of the foregoing, net income decreased by $8.5 million, or 20.6%, to $32.7 million for the year ended December 31, 2000 from $41.2 million in 1999.

## LIQUIDITY AND CAPITAL RESOURCES

Net cash provided by operating activities was $62.7 million and $52.4 million for the years ended December 31, 2001 and 2000, respectively. The increase in net cash from operating activities of $10.2 million was primarily attributable to a decrease in net income offset by significantly reduced working capital requirements.

Net cash used for investing activities was $23.9 million and $25.8 million for the years ended December 31, 2001 and 2000, respectively, and primarily related to capital expenditures.

Net cash used for financing activities was $39.8 million and $24.4 million for the years ended December 31, 2001 and 2000, respectively. Improved cash flows from operations for the year ended December 31, 2001 were used primarily to pay down debt.

The Company has a $425.0 million credit agreement (of which $286.6 million and $323.7 million was outstanding at December 31, 2001 and 2000, respectively) with a bank group. The credit agreement, as amended on September 28, 2001, has the following components: a $100.0 million revolving facility (of which $30.0 million is currently available) including a $5.0 million swing line facility, a $150.0 million term facility, and a $175.0 million term facility. The $100.0 million revolving facility and the $150.0 million term facility expire on December 31, 2003 and require a commitment fee of 0.50% on the unused balance of the revolver. The revolving facility permits the Company to borrow up to half its borrowing in specified foreign currencies. Interest is payable quarterly at either (i) the prime rate plus a margin of 2.50% or (ii) LIBOR plus a margin of 4.00%. These margins increase periodically through September 30, 2002. These facilities require additional interest of 1.00% on the aggregate unpaid principal balance payable on the expiration date. The $5.0 million swing line facility expires on December 31, 2003. Interest is payable monthly at an overnight money market borrowing rate. The $175.0 million term facility expires on December 31, 2005. Interest is payable quarterly at either (i) the prime rate plus a margin of 3.50% or (ii) LIBOR plus a margin of 5.00%. These margins increase periodically through September 30, 2002. This facility also requires additional interest of 1.00% on the aggregate unpaid principal balance payable on the expiration date. The Company was in compliance with respect to its convenants as of December 31, 2001.

The Company has entered into three interest rate swap agreements with a total notional amount of $175.3 million. Two of these interest rate swap agreements will expire on December 31, 2002 and one interest rate swap agreement will expire on December 31, 2003. The interest rate swap agreements exchange variable interest rates on the Company's credit agreement for fixed interest rates. The Company has also entered into a Swedish krona forward contract with a notional amount of $13.3 million to satisfy krona denominated debt obligations and other insignificant forward contracts. The Company does not use derivatives for speculative or profit-motivated purposes.

Management believes that cash flows from operations and the availability of funds from the Company's credit facilities will provide sufficient liquidity to meet the Company's growth and operating needs.

## INFLATION AND INTERNATIONAL PRESENCE

Management believes that the Company's operations have not been adversely affected by inflation. By operating internationally, the Company is affected by the economic conditions of certain countries. Based on the current economic conditions in these countries, management believes the Company is not significantly exposed to adverse economic conditions.

## RECENTLY ISSUED ACCOUNTING STANDARDS

Effective January 1, 2001, the Company adopted Statement of Financial Accounting Standard No. 133 (SFAS 133), "Accounting for Derivative Instruments and Hedging Activities" (as amended by SFAS 138). SFAS 133 establishes new accounting and reporting standards for derivatives and hedging activities, which requires that all derivative instruments be reported on the balance sheet at fair value and establishes criteria for designation and effectiveness of transactions entered into for hedging purposes. The cumulative effect of adopting SFAS 133 was to increase other comprehensive loss by $0.3 million, after-tax. The effect on net income was not significant, primarily because the hedges in place as of January 1, 2001 qualified for hedge accounting treatment and were highly effective.

In July 2001, the Financial Accounting Standards Board (FASB) issued SFAS 141, "Business Combinations." SFAS 141 eliminates the pooling-of-interests method and requires the purchase method of accounting to be used for all business combinations initiated after June 30, 2001. The adoption of SFAS 141 did not have a material impact on the Company's financial statements.

In July 2001, the FASB issued SFAS 142, "Goodwill and Other Intangible Assets." Under SFAS 142, the amortization period for certain intangibles will change and goodwill will no longer be subject to amortization. Goodwill will be subject to at least an annual assessment for impairment by applying a fair value-based test. This Statement is effective for the Company on January 1, 2002. The Company is currently in the process of evaluating the overall potential impact of this Statement on the Company's financial statements. Goodwill amortization, which approximates $9.5 million annually, will no longer be subject to amortization effective January 1, 2002. An impairment analysis will be performed during 2002 as required by the new Statement.

In October 2001, the FASB issued SFAS 144, "Accounting for the Impairment or Disposal of Long-Lived Assets." SFAS 144, which will be effective for the Company in fiscal year 2002, supersedes SFAS 121 and establishes guidelines for accounting for the impairment and disposal of long-lived assets. The Company believes that the adoption of SFAS 144 will not materially impact the Company's financial statements upon adoption.

## Quantitative and Qualitative Disclosures About Market Risk

The Company is exposed to certain market risks, primarily resulting from the effects of changes in interest rates. To reduce exposures to market risks resulting from fluctuations in interest rates, the Company uses derivative financial instruments. Specifically, the Company uses interest rate swap agreements to mitigate the effects of interest rate fluctuations on net income by swapping the floating interest rates on certain portions of the Company's debt to fixed interest rates. These agreements had a notional amount of $175.3 million and $140.1 million for the years ended December 31, 2001 and 2000, respectively, and they expire between December 31, 2002 and December 31, 2003. Holding other factors constant (such as foreign exchange rates and debt levels), a 1.00% increase in interest rates would have changed the fair market value of these agreements at December 31, 2001 by approximately $1.8 million. The effect of changes in interest rates on the Company's net income historically has been small relative to other factors that also affect net income, such as sales and operating margins. However, a 1.00% increase in interest rates would increase annual interest expense by approximately $3.1 million before considering the impact of interest rate swaps. Management believes that its use of these financial instruments to reduce risk is in the Company's best interest. The Company does not enter into financial instruments for trading purposes.

The Company's risks related to commodity price and foreign currency exchange risks have historically not been material. The Company does not expect the effects of these risks to be material in the future based on current operating and economic conditions in the countries and markets in which it operates. Therefore, a 10.00% change in the value of the U.S. dollar would not significantly affect the Company's financial position.

(in thousands, except per share data)

| | Years ended December 31, | | | | |
|---|---|---|---|---|---|
| | 2001 | 2000 | 1999 | 1998 | 1997 |
| **Statement of Income Data:** | | | | | |
| Net sales | $584,468 | $ 667,192 | $675,221 | $503,821 | $449,506 |
| Gross profit [A] | 135,082 | 171,112 | 187,872 | 124,239 | 108,192 |
| Operating income | 35,495 | 75,166 | 97,305 | 56,722 | 52,366 |
| Income before income taxes | 3,896 | 46,794 | 67,022 | 56,036 | 50,895 |
| Net income | $ 2,946 | $ 32,709 | $ 41,172 | $ 33,400 | $ 46,964 |
| Basic and diluted net income per share | $ 0.13 | $ 1.46 | $ 1.84 | $ 1.49 | $ 2.92 |
| **Pro Forma Data (Unaudited):** [B] | | | | | |
| Income before income taxes | $ 3,896 | $ 46,794 | $ 67,022 | $ 56,036 | $ 50,895 |
| Provision for income taxes | 950 | 14,085 | 25,850 | 22,636 | 21,181 |
| Pro forma net income | $ 2,946 | $ 32,709 | $ 41,172 | $ 33,400 | $ 29,714 |
| Pro forma basic and diluted net income per share | $ 0.13 | $ 1.46 | $ 1.84 | $ 1.49 | $ 1.36 |
| **Other Data:** | | | | | |
| Product development expenses | $ 26,996 | $ 26,750 | $ 21,976 | $ 17,418 | $ 14,114 |
| Capital expenditures | 23,968 | 28,720 | 17,589 | 10,919 | 12,256 |
| Depreciation and amortization | 29,568 | 28,680 | 27,850 | 14,422 | 13,237 |
| **Balance Sheet Data:** | | | | | |
| Working capital | $ 46,399 | $ 80,069 | $ 77,112 | $ 42,184 | $ 44,856 |
| Total assets | 666,843 | 696,995 | 698,309 | 638,116 | 235,073 |
| Long-term debt, less current portion | 249,720 | 296,079 | 331,898 | 322,724 | 9,139 |
| Shareholders' equity | 259,607 | 262,186 | 231,628 | 190,542 | 157,210 |

[A] *Gross profit represents net sales less cost of goods sold.*

[B] *Prior to the Company's initial public offering (Offering) in October 1997, the Company was taxed as an S Corporation. Concurrent with the Offering, the Company terminated its S Corporation status, making it subject to federal, state and foreign income taxes. The pro forma data reflect the results as if the S Corporation termination had been effective as of December 31, 1996.*

(in thousands)

| | December 31, | |
|---|---|---|
| | 2001 | 2000 |
| **Assets** | | |
| Current Assets: | | |
| Cash and cash equivalents | $ 4,369 | $ 5,594 |
| Accounts receivable, less allowance for doubtful accounts of $1,742 and $2,142 | 91,018 | 91,680 |
| Inventories | 54,504 | 70,159 |
| Prepaid expenses and other | 15,538 | 17,104 |
| Deferred income taxes, net | 7,316 | 10,217 |
| Total current assets | 172,745 | 194,754 |
| Property, Plant and Equipment, net | 118,061 | 113,855 |
| Other Assets: | | |
| Goodwill and other intangibles, net | 347,724 | 357,526 |
| Investments and other | 28,313 | 30,860 |
| Total Assets | $ 666,843 | $ 696,995 |
| **Liabilities and Shareholders' Equity** | | |
| Current Liabilities: | | |
| Current portion of long-term debt | $ 41,621 | $ 34,562 |
| Accounts payable | 50,792 | 45,199 |
| Accrued expenses and other | 33,933 | 34,924 |
| Total current liabilities | 126,346 | 114,685 |
| Long-Term Debt, net of current portion | 249,720 | 296,079 |
| Deferred Income Taxes, net | 24,352 | 22,352 |
| Other | 6,818 | 1,693 |
| Total long-term liabilities | 280,890 | 320,124 |
| Shareholders' Equity: | | |
| Preferred shares, without par value, 5,000 authorized, none issued | – | – |
| Common shares, without par value, 60,000 authorized, 22,397 issued and outstanding at December 31, 2001 and 2000, stated at | – | – |
| Additional paid-in capital | 141,506 | 141,506 |
| Retained earnings | 126,157 | 123,211 |
| Accumulated other comprehensive loss | (8,056) | (2,531) |
| Total shareholders' equity | 259,607 | 262,186 |
| Total Liabilities and Shareholders' Equity | $ 666,843 | $ 696,995 |

*The accompanying notes to consolidated financial statements are an integral part of these consolidated balance sheets.*

# Consolidated Statements of Income
(in thousands, except per share data)

| | For the years ended December 31, | | |
|---|---|---|---|
| | 2001 | 2000 | 1999 |
| Net Sales | $584,468 | $667,192 | $675,221 |
| Costs and Expenses: | | | |
| Cost of goods sold | 449,386 | 496,080 | 487,349 |
| Selling, general and administrative | 99,587 | 95,946 | 90,567 |
| Operating Income | 35,495 | 75,166 | 97,305 |
| Interest expense, net | 31,308 | 29,492 | 30,741 |
| Other expense / (income), net | 291 | (1,120) | (458) |
| Income Before Income Taxes | 3,896 | 46,794 | 67,022 |
| Provision for income taxes | 950 | 14,085 | 25,850 |
| Net Income | $ 2,946 | $ 32,709 | $ 41,172 |
| Basic Net Income per Share | $ 0.13 | $ 1.46 | $ 1.84 |
| Weighted Average Shares Outstanding | 22,397 | 22,397 | 22,397 |
| Diluted Net Income per Share | $ 0.13 | $ 1.46 | $ 1.84 |
| Weighted Average Shares Outstanding | 22,467 | 22,397 | 22,397 |

*The accompanying notes to consolidated financial statements are an integral part of these consolidated statements.*

(in thousands)

| | For the years ended December 31, | | |
|---|---|---|---|
| | 2001 | 2000 | 1999 |
| **Operating Activities:** | | | |
| Net income | $ 2,946 | $ 32,709 | $ 41,172 |
| Adjustments to reconcile net income to net cash from operating activities – | | | |
| Depreciation and amortization | 29,568 | 28,680 | 27,850 |
| Deferred income taxes | 7,052 | 7,166 | 8,900 |
| Loss / (gain) on sale of fixed assets | 84 | (995) | – |
| Changes in operating assets and liabilities – | | | |
| Accounts receivable, net | (960) | 5,577 | (5,213) |
| Inventories | 14,462 | (5,905) | (3,615) |
| Prepaid expenses and other | 283 | (4,242) | (6,937) |
| Other assets, net | 3,293 | (2,142) | (1,015) |
| Accounts payable | 6,548 | 4,292 | (8,793) |
| Accrued expenses and other | (625) | (12,738) | (8,181) |
| Net cash provided by operating activities | 62,651 | 52,402 | 44,168 |
| **Investing Activities:** | | | |
| Capital expenditures | (23,968) | (28,720) | (17,589) |
| Proceeds from sale of fixed assets | – | 2,176 | – |
| Business acquisitions and other | 44 | 786 | (34,209) |
| Net cash used for investing activities | (23,924) | (25,758) | (51,798) |
| **Financing Activities:** | | | |
| Proceeds from long-term debt | 1,309 | – | 5,114 |
| Repayments of long-term debt | (1,038) | (1,308) | (168) |
| Net borrowings (repayments) under credit agreement | (37,060) | (23,191) | 4,712 |
| Debt issuance costs | (3,053) | – | – |
| Net cash (used for) provided by financing activities | (39,842) | (24,499) | 9,658 |
| **Effect of exchange rate changes on cash and cash equivalents** | (110) | (475) | 20 |
| **Net change in cash and cash equivalents** | (1,225) | 1,670 | 2,048 |
| **Cash and cash equivalents at beginning of period** | 5,594 | 3,924 | 1,876 |
| **Cash and cash equivalents at end of period** | $ 4,369 | $ 5,594 | $ 3,924 |
| **Supplemental disclosure of cash flow information:** | | | |
| Cash paid for interest | $ 29,534 | $ 27,698 | $ 29,967 |
| Cash (received) paid for income taxes | $ (9,229) | $ 14,761 | $ 16,180 |

*The accompanying notes to consolidated financial statements are an integral part of these consolidated statements.*

## Consolidated Statements of Shareholders' Equity
(in thousands)

| | Number of shares | Additional Paid-In Capital | Retained Earnings | Accumulated Other Comprehensive Loss | Comprehensive Income/(Loss) |
|---|---|---|---|---|---|
| **Balance, December 31, 1998** | 22,397 | $141,506 | $ 49,330 | $ (294) | |
| Net income | – | – | 41,172 | – | $ 41,172 |
| Other comprehensive income: | | | | | |
| Currency translation adjustments | – | – | – | (86) | (86) |
| Comprehensive income | | | | | $ 41,086 |
| **Balance, December 31, 1999** | 22,397 | 141,506 | 90,502 | (380) | |
| Net income | – | – | 32,709 | – | $ 32,709 |
| Other comprehensive income: | | | | | |
| Currency translation adjustments | – | – | – | (2,151) | (2,151) |
| Comprehensive income | | | | | $ 30,558 |
| **Balance, December 31, 2000** | 22,397 | 141,506 | 123,211 | (2,531) | |
| Net income | – | – | 2,946 | – | $ 2,946 |
| Other comprehensive loss: | | | | | |
| Cumulative effect of change in accounting for derivatives | – | – | – | (268) | (268) |
| Change in fair value of derivatives | – | – | – | (4,042) | (4,042) |
| Currency translation adjustments | – | – | – | (1,215) | (1,215) |
| Comprehensive loss | | | | | $ (2,579) |
| **Balance, December 31, 2001** | 22,397 | $ 141,506 | $ 126,157 | $ (8,056) | |

*The accompanying notes to consolidated financial statements are an integral part of these consolidated statements.*

(in thousands, except share and per share data, unless otherwise indicated)

## NOTE 1

### ORGANIZATION AND NATURE OF BUSINESS

Stoneridge, Inc. (Stoneridge) and its subsidiaries are designers and manufacturers of engineered electrical and electronic components, modules and systems for the automotive, medium and heavy-duty truck, agricultural, and off-road vehicle markets.

## NOTE 2

### SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

#### Basis of Presentation

The accompanying consolidated financial statements include the accounts of Stoneridge and its wholly owned and majority-owned subsidiaries (collectively, the Company). All significant intercompany transactions and balances have been eliminated in consolidation.

#### Cash and Cash Equivalents

The Company considers all short-term investments with original maturities of three months or less to be cash equivalents. Cash equivalents are stated at cost, which approximates fair value.

#### Accounts Receivable Concentrations

Revenues are principally generated from the automotive, medium and heavy-duty truck, and agricultural vehicle markets. Due to the nature of these industries, a significant portion of sales and related accounts receivable are concentrated in a relatively small number of customers. In 2001, the top three customers accounted for approximately 18%, 17% and 15% of net sales, while the top five customers accounted for 68% of net sales. The top three customers accounted for approximately 18%, 17% and 17% of the Company's 2000 net sales, and its top five customers accounted for approximately 66% of its 2000 net sales. Accounts receivable from the Company's five largest customers aggregated approximately $48,529 and $47,876 at December 31, 2001 and 2000, respectively.

#### Inventories

Cost is determined using the last-in, first-out (LIFO) method for approximately 74% and 77% of the Company's inventories at December 31, 2001 and 2000, respectively, and by the first-in, first-out (FIFO) method for all other inventories. Inventory cost includes material, labor and overhead. Inventories consist of the following at December 31:

| | 2001 | 2000 |
|---|---|---|
| Raw materials | $ 35,488 | $ 45,552 |
| Work in progress | 8,192 | 9,369 |
| Finished goods | 11,142 | 15,261 |
| Less: LIFO reserve | (318) | (23) |
| Total | $ 54,504 | $ 70,159 |

#### Property, Plant and Equipment

Property, plant and equipment are recorded at cost and consist of the following at December 31:

| | 2001 | 2000 |
|---|---|---|
| Land and land improvements | $ 5,552 | $ 5,560 |
| Buildings and improvements | 44,730 | 43,855 |
| Machinery and equipment | 93,041 | 87,245 |
| Office furniture and fixtures | 23,925 | 22,925 |
| Tooling | 48,313 | 38,350 |
| Vehicles | 862 | 1,115 |
| Leasehold improvements | 1,106 | 1,110 |
| | 217,529 | 200,160 |
| Less: Accumulated depreciation and amortization | 99,468 | 86,305 |
| | $118,061 | $113,855 |

Depreciation is provided by both the straight-line and accelerated methods over the estimated useful lives of the assets. Depreciation expense for the years ended December 31, 2001, 2000 and 1999 was $18,664, $18,218 and $17,057, respectively. Depreciable lives within each property classification are as follows:

| | |
|---|---|
| Buildings and improvements | 10-40 years |
| Machinery and equipment | 5-10 years |
| Office furniture and fixtures | 3-10 years |
| Tooling | 2-5 years |
| Vehicles | 3-5 years |
| Leasehold improvements | 3-8 years |

Maintenance and repair expenditures that are not considered betterments and do not extend the useful life of property are charged to expense as incurred. Expenditures for improvements and major renewals are capitalized. When assets are retired or otherwise disposed of, the related cost and accumulated depreciation are removed from the accounts, and any gain or loss on the disposition is credited or charged to income.

(in thousands, except share and per share data, unless otherwise indicated)

### Goodwill and Other Intangibles

Goodwill and other intangibles, net, which result principally from acquisitions, consist of the following at December 31:

| | Estimated Useful Life | 2001 | 2000 |
|---|---|---|---|
| Goodwill | 40 years | $345,392 | $354,912 |
| Patents | 6-13 years | 2,332 | 2,614 |
| | | $ 347,724 | $ 357,526 |

Goodwill and other intangibles are presented net of accumulated amortization of $37,143 and $27,262 as of December 31, 2001 and 2000, respectively. Goodwill and other intangible asset amortization expense totaled approximately $9,881, $10,121 and $9,769 in 2001, 2000 and 1999, respectively. The Company regularly evaluates its accounting for goodwill and other intangible assets. No impairment charges were recorded in 2001, 2000 and 1999. Impairment would be recognized when events or changes in circumstances indicate that the carrying amount of the asset may not be recoverable. Measurement of the amount of impairment would be based on appraisal, market value of similar assets or estimated discounted future cash flows resulting from the use and ultimate disposition of the asset.

### Accrued Expenses and Other Current Liabilities

Accrued expenses and other current liabilities consist of the following at December 31:

| | 2001 | 2000 |
|---|---|---|
| Compensation-related obligations | $ 14,186 | $ 14,028 |
| Insurance-related obligations | 7,586 | 8,036 |
| Other | 12,161 | 12,860 |
| | $ 33,933 | $ 34,924 |

### Income Taxes

The Company accounts for income taxes using the provisions of SFAS 109, "Accounting for Income Taxes." Deferred income taxes reflect the tax consequences on future years of differences between the tax basis of assets and liabilities and their financial reporting amounts. Future tax benefits are recognized to the extent that realization of such benefits is more likely than not.

### Currency Translation Adjustment

The financial statements of foreign subsidiaries, where the local currency is the functional currency, are translated into U.S. dollars using exchange rates in effect at the period end for assets and liabilities and average exchange rates during each reporting period for results of operations. Adjustments resulting from translation of financial statements are reflected as accumulated other comprehensive loss.

The financial statements of foreign subsidiaries, where the U.S. dollar is the functional currency and which have certain transactions denominated in a local currency, are re-measured as if the functional currency were the U.S. dollar. The re-measurement of local currencies into U.S. dollars creates translation adjustments which are included in net income. All translation and transaction activities were insignificant in 2001, 2000 and 1999.

### Revenue Recognition

The Company recognizes revenues from the sale of products, net of costs of returns and allowances, at the point of passage of title, which is generally at the time of shipment. Revenue is recognized in accordance with the Securities and Exchange Commission's Staff Accounting Bulletin No. 101, "Revenue Recognition in Financial Statements."

### Product Development Expenses

Expenses associated with the development of new products and changes to existing products are charged to expense as incurred. The costs amounted to $26,996, $26,750 and $21,976 in 2001, 2000 and 1999, respectively.

### Stock-Based Compensation

The Company has adopted the disclosure-only provisions of SFAS 123, "Accounting for Stock-Based Compensation." The Company continues to follow Accounting Principles Board Opinion No. 25 (APB 25), "Accounting for Stock Issued to Employees," and related interpretations in accounting for its employee share options. Since the exercise price of the Company's employee share options equals the market price of the shares on the date of grant, no compensation expense is recorded.

**Financial Instruments and Derivative Financial Instruments**

Financial instruments held by the Company include cash and cash equivalents, accounts receivable, accounts payable, long-term debt, interest rate swap agreements and forward currency contracts. The carrying value of cash and cash equivalents, accounts receivable and accounts payable is considered to be representative of fair value because of the short maturity of these instruments. The fair values of borrowings under the long-term debt facilities are based on rates available to the Company for debt with comparable terms and maturities. Refer to Note 10 for fair value disclosures of the interest rate swaps and currency forward contracts.

**Accounting Estimates**

The preparation of financial statements in conformity with accounting principles generally accepted in the United States requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities, including certain self-insured risks and liabilities, and disclosure of contingent assets and liabilities at the date of the consolidated financial statements and the reported amounts of revenues and expenses during the reporting period. Since actual results could differ from those estimates, the Company revises its estimates and assumptions as new information becomes available.

**Net Income Per Share**

Net income per share amounts for all periods are presented in accordance with SFAS 128, "Earnings per Share," which requires the presentation of basic net income per share and diluted net income per share. Basic net income per share was computed by dividing net income by the weighted average number of common shares outstanding for each respective period. Diluted net income per share was calculated by dividing net income by the weighted average of all potentially dilutive common shares that were outstanding during the periods presented, except for the years ended December 31, 2000 and 1999, where such inclusion would have had an anti-dilutive effect. Actual weighted average shares outstanding used in calculating basic and diluted net income per share were as follows:

| | For the years ended December 31, | | |
|---|---|---|---|
| | 2001 | 2000 | 1999 |
| Basic weighted average shares outstanding | 22,397 | 22,397 | 22,397 |
| Effect of dilutive securities | 70 | – | – |
| Diluted weighted average shares outstanding | 22,467 | 22,397 | 22,397 |

**Impairment of Assets**

The Company reviews its long-lived assets and identifiable intangible assets for impairment whenever events or changes in circumstances indicate that the carrying amount of an asset may not be recoverable. No impairment charges were recorded in 2001, 2000 and 1999. Impairment would be recognized when events or changes in circumstances indicate that the carrying amount of the asset may not be recovered. Measurement of the amount of impairment may be based on appraisal, market values of similar assets or estimated discounted future cash flows resulting from the use and ultimate disposition of the asset.

**Accounting Standards**

Effective January 1, 2001, the Company adopted SFAS 133, "Accounting for Derivative Instruments and Hedging Activities" (as amended by SFAS 138). SFAS 133 establishes new accounting and reporting standards for derivatives and hedging activities, which requires that all derivative instruments be reported on the balance sheet at fair value and establishes criteria for designation and effectiveness of transactions entered into for hedging purposes. The cumulative effect of adopting SFAS 133 was to increase other comprehensive loss by $0.3 million, after-tax. The effect on net income was not significant, primarily because the hedges in place as of January 1, 2001 qualified for hedge accounting treatment and were highly effective.

In July 2001, the FASB issued SFAS 141, "Business Combinations." SFAS 141 eliminates the pooling-of-interests method and requires the purchase method of accounting to be used for all business combinations initiated after June 30, 2001. The adoption of SFAS 141 did not have a material impact on the Company's financial statements.

(in thousands, except share and per share data, unless otherwise indicated)

In July 2001, the FASB issued SFAS 142, "Goodwill and Other Intangible Assets." Under SFAS 142, the amortization period for certain intangibles will change and goodwill will no longer be subject to amortization. Goodwill will be subject to at least an annual assessment for impairment by applying a fair value-based test. This Statement is effective for the Company on January 1, 2002. The Company is currently in the process of evaluating the overall potential impact of this Statement on the Company's financial statements. Goodwill amortization, which approximates $9.5 million annually, will cease effective January 1, 2002. An impairment analysis will be performed during 2002 as required by the new Statement.

In October 2001, the FASB issued SFAS 144, "Accounting for the Impairment or Disposal of Long-Lived Assets." SFAS 144, which will be effective for the Company in fiscal year 2002, supersedes SFAS 121 and establishes guidelines for accounting for the impairment and disposal of long-lived assets. The Company believes that the adoption of SFAS 144 will not materially impact the Company's financial statements upon adoption.

**Reclassifications**

Certain prior year amounts have been reclassified to conform to their 2001 presentation in the consolidated financial statements.

## NOTE 3

### ACQUISITIONS

On August 27, 1999, the Company purchased all the outstanding shares of TVI Europe, Limited (TVI) for approximately $20,700. TVI is a United Kingdom manufacturer of vehicle information and management systems for the European commercial vehicle market. The transaction was accounted for as a purchase. The excess of purchase price over the fair value of assets acquired was approximately $17,400. The results of operations of TVI are included in the accompanying financial statements from the date of acquisition.

On March 6, 1999, the Company purchased certain assets and assumed certain liabilities of Delta Schoeller, Limited (Delta) for approximately $12,200. Delta is a United Kingdom manufacturer of switches for the automotive industry. The transaction was accounted for as a purchase. The results of operations of Delta are included in the accompanying financial statements from the date of acquisition.

## NOTE 4

### INVESTMENTS

The Company has a 50% interest in PST Industria Eletronica da Amazonia Ltda. (PST), a Brazilian electronic components business that specializes in electronic vehicle security devices. The investment is accounted for under the equity method of accounting. The Company's investment in PST was $1,758 and $1,492 at December 31, 2001 and 2000, respectively. The Company has loaned PST $6,498, which includes accrued interest. The initial loan was used for the repayment of existing debt and is secured by certain assets of PST.

The Company has also entered into two joint venture agreements with Connecto AB, a Swedish manufacturer of power distribution systems. Pursuant to the terms of the agreements, the Company has a 92% interest in a Brazilian joint venture and a 14% interest in a European joint venture. The Brazilian joint venture is consolidated with the results of the Company and the European joint venture is accounted for under the equity method of accounting, as the Company maintains significant influence over this entity. As of December 31, 2001, the Company incurred costs of approximately $5,187 related to these joint ventures. The joint ventures are establishing production facilities in Brazil and Europe for the purpose of manufacturing and selling power distribution systems in South America and Europe, respectively.

## NOTE 5

### LONG-TERM DEBT

The Company has a $425.0 million credit agreement with a bank group. The credit agreement, as amended on September 28, 2001, has the following components: a $100.0 million revolving facility including a $5.0 million swing line facility, a $150.0 million term facility, and a $175.0 million term facility. The $100.0 million revolving facility and the $150.0 million term facility expire on December 31, 2003 and require a commitment fee of 0.50% on the unused balance of the revolver. The revolving facility permits the Company to borrow up to half its borrowing in specified foreign currencies. Interest is payable quarterly at either (i) the prime rate plus a margin of 2.50% or (ii) LIBOR plus a margin of 4.00%. These margins increase periodically through September 30, 2002. These facilities require additional interest of 1.00% on the aggregate unpaid principal balance payable on the expiration date. The $5.0 million swing line facility expires on December 31, 2003. Interest is payable monthly at an overnight money market borrowing rate. The $175.0 million term facility expires on December 31, 2005. Interest is payable quarterly at either (i) the prime rate plus a margin of 3.50% or (ii) LIBOR plus a margin of 5.00%. These margins increase periodically through September 30, 2002. This facility also requires additional interest of 1.00% on the aggregate unpaid principal balance payable on the expiration date.

The weighted average interest rate in effect for the years ended December 31, 2001, 2000 and 1999 was approximately 9.39%, 7.75% and 8.40%, respectively, including the effects of the interest rate swap agreements.

Long-term debt consists of the following at December 31:

| | 2001 | 2000 |
|---|---|---|
| Borrowings under credit agreement | $286,610 | $323,670 |
| Borrowings payable to foreign banks | 3,891 | 4,826 |
| Other | 840 | 2,145 |
| | 291,341 | 330,641 |
| Less: Current portion | 41,621 | 34,562 |
| | $249,720 | $296,079 |

The credit agreement contains various covenants that require, among other things, the maintenance of certain minimum amounts of consolidated net worth and consolidated EBITDA and certain specified ratios of consolidated total debt to consolidated EBITDA, interest coverage and fixed charge coverage. Restrictions also include limits on capital expenditures and dividends. The Company was in compliance with these covenants at December 31, 2001.

Future maturities of long-term debt as of December 31, 2001 are as follows:

| | |
|---|---|
| 2002 | $ 41,621 |
| 2003 | 88,479 |
| 2004 | 45,237 |
| 2005 | 116,004 |
| 2006 | – |

The credit agreement requires certain debt prepayments based upon the achievement of defined levels of EBITDA.

## Note 6

### Income Taxes

The provisions for income taxes included in the accompanying financial statements represent federal, state and foreign income taxes. The provision for income taxes consists of the following for the years ended December 31:

| | 2001 | 2000 | 1999 |
|---|---|---|---|
| Current: | | | |
| Federal | $ (9,347) | $ 3,003 | $ 12,281 |
| State and foreign | 712 | 2,763 | 3,966 |
| | (8,635) | 5,766 | 16,247 |
| Deferred: | | | |
| Federal | 8,387 | 7,602 | 8,618 |
| State and foreign | 1,198 | 717 | 985 |
| | 9,585 | 8,319 | 9,603 |
| Total | $ 950 | $ 14,085 | $ 25,850 |

A reconciliation of the Company's effective income tax rate to the statutory federal tax rate for 2001, 2000 and 1999 is as follows:

| | 2001 | 2000 | 1999 |
|---|---|---|---|
| Statutory U.S. federal income tax rate | 35.0% | 35.0% | 35.0% |
| State income taxes, net of federal tax benefit | 14.6 | 1.5 | 3.0 |
| Tax credits | (23.1) | (1.0) | – |
| Goodwill amortization | 7.6 | 0.5 | 0.7 |
| Foreign sales corporation | (56.0) | (3.8) | (1.4) |
| Foreign rate differential | 28.6 | (2.4) | – |
| Other items | 17.7 | 0.3 | 1.3 |
| Effective income tax rate | 24.4% | 30.1% | 38.6% |

Unremitted earnings of foreign subsidiaries are $10,978 as of December 31, 2001. Because these earnings have been indefinitely reinvested in foreign operations, no provision has been made for U.S. income taxes. It is imprac-

(in thousands, except share and per share data, unless otherwise indicated)

ticable to determine the amount of unrecognized deferred taxes with respect to these earnings; however, foreign tax credits should be available to reduce U.S. income taxes in the event of a distribution.

Deferred tax assets and liabilities consist of the following at December 31:

| | 2001 | 2000 |
|---|---|---|
| Deferred tax assets: | | |
| Inventories | $ 1,618 | $ 2,275 |
| Employee benefits | 2,028 | 2,863 |
| Insurance | 2,559 | 2,922 |
| Other nondeductible reserves | 10,879 | 7,615 |
| Gross deferred tax assets | 17,084 | 15,675 |
| Deferred tax liabilities: | | |
| Depreciation and amortization | (31,025) | (24,515) |
| Other | (3,095) | (3,295) |
| Gross deferred tax liabilities | (34,120) | (27,810) |
| Net deferred tax liability | $ (17,036) | $ (12,135) |

## NOTE 7

### OPERATING LEASE COMMITMENTS

The Company leases equipment, vehicles and buildings from third parties under operating lease agreements.

The Company also leases some of its facilities from certain related parties. The leases are accounted for as operating leases and are for various terms with additional renewal options. The Company is generally responsible for repairs and maintenance, taxes and insurance.

For the years ended December 31, 2001, 2000 and 1999, lease expense totaled $5,713, $4,098 and $3,620, under these agreements including related party lease expense of $538, $575 and $465, respectively.

Future minimum operating lease commitments at December 31, 2001 are as follows:

| | Third Party | Related Party |
|---|---|---|
| 2002 | $ 4,565 | $ 471 |
| 2003 | 2,776 | 461 |
| 2004 | 1,085 | 383 |
| 2005 | 133 | 357 |
| 2006 | 23 | 357 |
| Thereafter | – | 1,072 |

## NOTE 8

### SHARE OPTION PLANS

In October 1997, the Company adopted a Long-Term Incentive Plan (Incentive Plan). The Company has reserved 1,000,000 Common Shares for issuance under the Incentive Plan. In May 2001, the number of common shares reserved under the Incentive Plan was increased to 2,500,000. Under the Incentive Plan, the Company has granted cumulative options to purchase 1,025,500 Common Shares to management with exercise prices equal to the fair market value of the Company's Common Shares at the date of grant. The options vest from one to five years after the date of grant.

Information relating to the Company's outstanding options is as follows:

| | Share Options | Exercise Prices | Weighted Average Exercise Price |
|---|---|---|---|
| Outstanding at | | | |
| December 31, 1998 | 492,000 | $16.44-17.50 | $17.48 |
| Granted in 1999 | 103,000 | 14.72 | 14.72 |
| Forfeited in 1999 | (14,000) | 14.72-17.50 | 16.31 |
| Outstanding at | | | |
| December 31, 1999 | 581,000 | 14.72-17.50 | 17.02 |
| Granted in 2000 | 60,000 | 7.82 | 7.82 |
| Forfeited in 2000 | (65,000) | 14.72-17.50 | 17.07 |
| Outstanding at | | | |
| December 31, 2000 | 576,000 | 7.82-17.50 | 16.05 |
| Granted in 2001 | 364,500 | 5.13-8.40 | 5.66 |
| Forfeited in 2001 | (4,000) | 5.13-14.72 | 12.32 |
| Outstanding at | | | |
| December 31, 2001 | 936,500 | 5.13-17.50 | 12.03 |

Of the options issued and outstanding under the Incentive Plan, 488,000, 434,000, and 484,000 were exercisable as of December 31, 2001, 2000 and 1999, respectively. The weighted average exercise price of options exercisable at the end of year was $17.14, $17.44 and $17.48 per share at December 31, 2001, 2000 and 1999, respectively.

The following pro forma information regarding net income and net income per share is required by SFAS 123, and has been determined as if the Company had accounted for its share options under the fair value method of that Statement. The fair value for these options was estimated at the date of grant using a Black-Scholes option pricing model with the following weighted average assumptions:

| | 2001 | 2000 | 1999 |
|---|---|---|---|
| Risk-free interest rate | 5.19 – 5.26% | 6.09 – 6.14% | 5.29 – 5.32% |
| Expected dividend yield | 0.00% | 0.00% | 0.00% |
| Expected lives | 7.5 years | 7.5 – 8.5 years | 7.5 – 8.5 years |
| Expected volatility | 40.4 – 41.0% | 38.54 – 39.00% | 33.90% |

The Black-Scholes option pricing model was developed for use in estimating the fair value of traded options that have no vesting restrictions and are fully transferable. In addition, option valuation models require the input of highly subjective assumptions including the expected share price volatility. Because the Company's share options have characteristics significantly different from traded options, and because changes in the subjective input assumptions can materially affect the fair value estimate, in management's opinion, the existing models do not necessarily provide a reliable single measure of the fair value of its share options.

For purposes of pro forma disclosures, the estimated fair value of the options is amortized to expense over the options' vesting period. The Company's pro forma net earnings per share is as follows:

| | 2001 | 2000 | 1999 |
|---|---|---|---|
| Net income – as reported | $2,946 | $32,709 | $41,172 |
| Net income – pro forma | $2,134 | $32,381 | $39,302 |
| Basic and diluted net income per share – as reported | $ 0.13 | $ 1.46 | $ 1.84 |
| Basic and diluted net income per share – pro forma | $ 0.10 | $ 1.45 | $ 1.75 |

## Note 9

### Employee Benefit Plans

The Company has certain defined contribution profit sharing and 401(k) plans covering substantially all employees. Company contributions are generally discretionary; however, a portion of these contributions is based upon a percentage of employee compensation, as defined in the plans. The Company's policy is to fund all benefit costs accrued. There are no unfunded prior service costs. For the years ended December 31, 2001, 2000 and 1999, contributions amounted to $3,555, $3,479 and $6,310, respectively.

The Company does not provide any other material retirement, post-retirement or post-employment benefits to its employees.

## Note 10

### Fair Value of Financial Instruments

A financial instrument is cash or a contract that imposes an obligation to deliver, or conveys a right to receive cash or another financial instrument. The carrying values of cash and cash equivalents, accounts receivable and accounts payable are considered to be representative of fair value because of the short maturity of these instruments. In management's opinion, the estimated fair value of the Company's long-term debt approximates book value, as under the terms of the borrowing arrangements, a significant portion of the obligations are subject to fluctuating market rates of interest.

The Company uses derivative financial instruments to reduce exposures to market risks resulting from fluctuations in interest rates and currency rates. The Company does not enter into financial instruments for trading purposes. Management believes that its use of these instruments to reduce risk is in the Company's best interest.

Derivative financial instruments as of December 31, 2001 and 2000 include the following interest rate swap agreements:

| Notional Amount 2001 | Notional Amount 2000 | Fixed Rate Paid | Maturity Date |
|---|---|---|---|
| $ 39,375 | $ 54,375 | 6.76 | Dec. 31, 2002 |
| 84,875 | 85,750 | 6.77 | Dec. 31, 2002 |
| 51,056 | – | 4.93 | Dec. 31, 2003 |

The fair market value of these interest rate swap agreements, which was estimated based on quoted market sources, approximated a net payable of $6,700 and $2,500, at December 31, 2001 and 2000, respectively. As a result of the adoption of SFAS 133 in 2001, the Company has reflected the net of tax offset to this liability as a separate component of shareholders' equity, due to these swaps being deemed effective hedges.

The interest rate swap agreements require the Company to pay a fixed interest rate to counterparties while receiving a floating interest rate based on LIBOR. The counterparties to each of the interest rate swap agreements are major commercial banks. Management believes that losses related to credit risk are remote.

The Company also entered into a foreign currency forward contract to purchase $13.3 million of Swedish krona to satisfy krona denominated debt obligations. The estimated fair value of the forward at December 31, 2001, per quoted market sources, was not materially different from the carrying value.

## NOTE 11

### COMMITMENTS AND CONTINGENCIES

In the ordinary course of business, the Company is involved in various legal proceedings, workers' compensation and product liability disputes. Management is of the opinion that the ultimate resolution of these matters will not have a material adverse effect on the results of operations or the financial position of the Company.

## NOTE 12

### GEOGRAPHIC AREAS

The Company has adopted SFAS 131, "Disclosures about Segments of an Enterprise and Related Information." SFAS 131 requires the financial statement disclosures for operating segments, products and services, and geographic areas. The Company operates in one business segment based on the aggregation criteria set forth in SFAS 131.

The following table presents net sales and non-current assets for each of the geographic areas in which the Company operates:

| | 2001 | 2000 | 1999 |
|---|---|---|---|
| Net sales: | | | |
| North America | $ 498,011 | $ 579,877 | $ 599,309 |
| Europe and other | 86,457 | 87,315 | 75,912 |
| Total | $ 584,468 | $ 667,192 | $ 675,221 |
| Non-current assets: | | | |
| North America | $ 440,915 | $ 446,744 | $ 452,774 |
| Europe and other | 53,183 | 55,497 | 53,219 |
| Total | $ 494,098 | $ 502,241 | $ 505,993 |

## NOTE 13

### UNAUDITED QUARTERLY FINANCIAL DATA

The following is a condensed summary of actual quarterly results of operations for 2001 and 2000:

| | Quarter Ended | | | |
|---|---|---|---|---|
| | Dec. 31 | Sep. 30 | June 30 | Mar. 31 |
| | (in millions, except per share data) | | | |
| **2001** | | | | |
| Net sales | $140.0 | $136.4 | $151.9 | $156.2 |
| Gross profit [A] | 30.0 | 30.2 | 36.7 | 38.1 |
| Operating income | 8.4 | 4.5 | 9.8 | 12.9 |
| Net income (loss) | $ 0.2 | $ (1.8) | $ 1.5 | $ 3.1 |
| Basic and diluted net income (loss) per share | $ .01 | $ (.08) | $ 0.07 | $ 0.14 |
| **2000** | | | | |
| Net sales | $146.4 | $153.8 | $182.8 | $184.2 |
| Gross profit [A] | 30.7 | 38.0 | 50.7 | 51.7 |
| Operating income | 7.9 | 15.4 | 25.2 | 26.6 |
| Net income | $ 1.1 | $ 7.5 | $ 11.6 | $ 12.5 |
| Basic and diluted net income per share | $ 0.05 | $ 0.34 | $ 0.52 | $ 0.56 |

[A] *Gross profit represents net sales less cost of goods sold.*

**To the Board of Directors and Shareholders of Stoneridge, Inc.:**

We have audited the accompanying consolidated balance sheets of Stoneridge, Inc. (an Ohio corporation) and Subsidiaries as of December 31, 2001 and 2000, and the related consolidated statements of income, shareholders' equity and cash flows for each of the three years in the period ended December 31, 2001. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with auditing standards generally accepted in the United States. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Stoneridge, Inc. and Subsidiaries as of December 31, 2001 and 2000, and the results of their operations and their cash flows for each of the three years in the period ended December 31, 2001, in conformity with accounting principles generally accepted in the United States.

As explained in Note 2 to the consolidated financial statements, effective January 1, 2001, the Company changed its method of accounting for derivative instruments.

ARTHUR ANDERSEN LLP

Arthur Andersen LLP

Cleveland, Ohio,

January 22, 2002.

**Forward-Looking Statements**

Portions of this report may contain "forward-looking statements" under the Private Securities Litigation Reform Act of 1995. These statements appear in a number of places in this report and include statements regarding the intent, belief or current expectations of the Company, its directors or its officers with respect to, among other things, the Company's (i) future product and facility expansion, (ii) acquisition strategy, (iii) investments and new product development and (iv) growth opportunities related to awarded business. Forward-looking statements may be identified by the words "will," "may," "designed to," "believes," "plans," "expects," "continue," and similar expressions. The forward-looking statements in this report are subject to risks and uncertainties that could cause actual events or results to differ materially from those expressed in or implied by the statements. Important factors that could cause actual results to differ materially from those in the forward-looking statements include, among other factors:

- the loss of a major customer;
- a further decline in automotive, medium- and heavy-duty or agricultural vehicle production;
- the failure to achieve successful integration of any acquired company or business;
- a decline in general economic conditions in any of the various countries in which the Company operates;
- labor disruptions at our facilities or at any of our significant customers or suppliers;
- the ability of our suppliers to supply us with parts and components at competitive prices on a timely basis;
- our significant amount of debt and the restrictive covenants contained in our credit facility;
- customer acceptance of new products;
- capital availability or costs, including changes in interest rates or market perceptions of the Company;
- changes by the Financial Accounting Standards Board or the Securities and Exchange Commission of authoritative generally accepted accounting principles or policies;
- the impact of laws and regulations, including environmental laws and regulations; and
- the occurrence or non-recurrence of circumstances beyond our control.

### Corporate Offices

Stoneridge, Inc.
9400 East Market Street
Warren, Ohio 44484
330/856-2443
www.stoneridge.com

### Stock Exchange

Common Shares of Stoneridge are traded on the New York Stock Exchange under the symbol SRI. The historical high and low prices of the Company's Common Shares are as follows:

| 2000 | High | Low |
|---|---|---|
| First quarter | $ 16 7/16 | $ 9 1/4 |
| Second quarter | 14 1/8 | 8 11/16 |
| Third quarter | 11 7/16 | 7 1/2 |
| Fourth quarter | 10 3/16 | 6 |

| 2001 | High | Low |
|---|---|---|
| First quarter | $ 9 3/20 | $ 4 3/4 |
| Second quarter | 12 | 6 3/4 |
| Third quarter | 11 3/5 | 7 |
| Fourth quarter | 9 1/10 | 5 2/5 |

The Company had approximately 1,700 shareholders of record on March 21, 2002.

### Dividend Policy

The Company has not declared any cash dividends in the last four fiscal years. The Company presently expects to retain all future earnings for use in its business and therefore does not anticipate paying any cash dividends in the foreseeable future. In addition, the Company's credit facility imposes limitations on the amounts of dividends that can be paid.

### Transfer Agent and Registrar

National City Bank acts as the Transfer Agent and Registrar for the Company. Questions on change of ownership, total shares owned, consolidation of accounts and other such matters should be sent to:

National City Bank
Corporate Trust Operations
Third Floor, North Annex
4100 West 150th Street
Cleveland, Ohio 44135-1385

### Independent Auditors

Arthur Andersen LLP, Cleveland, Ohio, is the independent public accounting firm for the Company.

### Annual Meeting

The annual meeting of shareholders will take place at 10:00 a.m., Monday, May 13, 2002, in Warren, Ohio.

A notice of the meeting, together with a form of proxy and a proxy statement, will be mailed to shareholders on or about April 3, 2002.

### Form 10-K

Stoneridge's Form 10-K filed with the Securities and Exchange Commission for the year ended December 31, 2001, is available without cost to shareholders upon written request to:

Investor Relations Department
Stoneridge, Inc.
9400 East Market Street
Warren, Ohio 44484

### Investor Relations

Security analysts, investment professionals and shareholders may request information and should direct their business-related inquiries to:

Kevin Bagby, Chief Financial Officer
330/856-2443

### Worldwide Facilities

**NORTH AMERICA**

Boston, Massachusetts
Canton, Massachusetts
Chicago, Illinois
Chihuahua, Mexico
El Paso, Texas
Novi, Michigan
Juarez, Mexico
Lexington, Ohio
Mansfield, Ohio
Mebane, North Carolina
Orwell, Ohio
Portland, Indiana
Sarasota, Florida
Warren, Ohio

**EUROPE**

Cheltenham, England
Dundee, Scotland
Frankfurt, Germany
Madrid, Spain
Munich, Germany
Northampton, England
Orebro, Sweden
Paris, France
Stockholm, Sweden
Stuttgart, Germany
Tallinn, Estonia

**SOUTH AMERICA**

Campinas, Brazil
Indaiatuba, Brazil
Manaus, Brazil
São Paulo, Brazil

### Employees

The Company employs approximately 5,600 employees as of December 31, 2001.

## Board of Directors

**D.M. Draime**[3]
Chairman and Founder
Director since 1988

**Cloyd J. Abruzzo**[3]
President and Chief Executive Officer
Director since 1990

**Richard E. Cheney**[2]
Retired Chairman of the Board, Hill & Knowlton, Inc.
Director since 1988

**Avery S. Cohen**[3]
Secretary
Partner, Baker & Hostetler LLP
Director since 1988

**Sheldon J. Epstein**[1]
Gaintner, Bandler, Reed, PLC
Director since 1988

**Charles J. Hire**[1]
Former Chairman of the Board and Chief Executive Officer,
Hi-Stat Manufacturing Co., Inc.
Director since 1999

**Richard G. LeFauve**[2,3]
Retired President, GM University,
and retired Senior Vice President, GM
Director since 1999

**Earl L. Linehan**[1,2,3]
President, Woodbrook Capital, Inc.
Director since 1988

1 *Member of the Audit Committee*
2 *Member of the Compensation Committee*
3 *Member of the Executive Committee*

## Executive Officers

**Cloyd J. Abruzzo**
President and Chief Executive Officer

**Kevin P. Bagby**
Vice President and Chief Financial Officer

**Gerald V. Pisani**
Vice President and President,
Stoneridge Engineered Products Group

**Thomas Beaver**
Vice President – Sales and Marketing

**Michael J. Bagby**
Vice President and General Manager, Alphabet Group

**Sten Forseke**
Vice President and Managing Director, Berifors AB